January 26, 2011

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Bionovo, Inc.

Registration Statement on Form S-1

Filed December 16, 2010

File No. 333-171208

VIA FACSIMILE

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cowen and Company, LLC, as underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on January 27, 2011, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectuses: December 16, 2010 and January 21, 2011
(ii)	Dates of distribution: The preliminary prospectus dated December 16, 2010 was distributed from December 16, 2010 to January 21, 2011, and the preliminary prospectus dated January 21, 2011 was distributed from January 21, 2011 to January 26, 2011
(iii)	Number of prospective underwriters and dealers to whom preliminary prospectuses were furnished: 9
(iv)	Number of prospectuses so distributed: 625

The undersigned confirms that is has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
Name:	Grant Miller
Title:	Managing Director